Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130945

GRUBB & ELLIS APARTMENT REIT, INC.

SUPPLEMENT NO. 2 DATED JANUARY 31, 2008
TO THE PROSPECTUS DATED DECEMBER 19, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 19, 2007, as supplemented by Supplement No. 1, dated January 4, 2008, relating to our offering of 105,000,000 shares of common stock. The purpose of this Supplement No. 2 is to disclose:

•	the status of our initial public offering;

•	our proposed acquisition of Arboleda Luxury Apartments in Cedar Park, Texas;

•	the name change of our dealer manager, NNN Capital Corp., to Grubb & Ellis Securities, Inc.;

•	the resignation of the Chairman of the Board of our sponsor; and

•	clarification to prior disclosure regarding the reimbursement of acquisition fees and expenses.

Status of Our Initial Public Offering

As of January 18, 2008, we had received and accepted subscriptions in our offering for 8,660,286 shares of our common stock, or approximately $86,512,000, excluding shares issued under our distribution reinvestment plan.

Proposed Acquisition of Arboleda Luxury Apartments

On January 29, 2008, our board of directors approved the acquisition of Arboleda Luxury Apartments, or the Arboleda property, located in Cedar Park, Texas, a northern suburb of Austin. The Arboleda property is a 312-unit garden-style apartment property which consists of 13 two and three-story residential buildings and a clubhouse, situated on approximately 17.5 acres. The property was completed in May 2007 and consists of approximately 251,000 rentable square feet. The property is currently 93.0% leased.

We anticipate purchasing the Arboleda property for a purchase price of $29,250,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through debt financing and proceeds raised from this offering. We expect to pay our advisor and its affiliate an acquisition fee of $878,000, or 3.0% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the first quarter of 2008; however, closing is subject to certain agreed upon conditions and there can be no assurance that we will be able to complete the acquisition of the Arboleda property.

Name Change of NNN Capital Corp. to Grubb & Ellis Securities, Inc.

On December 7, 2007, NNN Realty Advisors, Inc., which previously served as our sponsor, merged with and into a wholly owned subsidiary of Grubb & Ellis Company, which we now consider to be our sponsor. On January 16, 2008, in connection with the merger, NNN Capital Corp., which serves as our dealer manager and is an indirect wholly owned subsidiary of our sponsor, changed its name to Grubb & Ellis Securities, Inc.

Resignation of the Chairman of the Board of our Sponsor

On January 29, 2008, our sponsor Grubb & Ellis Company announced that Anthony W. Thompson resigned as Chairman of the Board and as a director, effective February 8, 2008. Independent director Glenn Carpenter was appointed non-executive Chairman of the Board of Grubb & Ellis Company, effective February 8, 2008.

Clarification to Prior Disclosure Regarding the Reimbursement of Acquisition Fees and Expenses

Our prospectus discloses that the reimbursement of acquisition expenses related to the selection, evaluation, acquisition and investment in properties will not exceed 0.5% of the purchase price of a property. This 0.5% limitation applies to acquisition expenses paid to our advisor or its affiliates. The reimbursement of our total acquisition fees and expenses, including those paid to unaffiliated third parties, will not exceed, in the aggregate, 6.0% of the purchase price or total development cost of a property, unless fees in excess of the 6.0% limit are approved by a majority of our disinterested independent directors.